Exhibit 99.85

NexTech Partners With Google On Its New 3D Ad Platform

New York, NY - Toronto, ON – October 8th, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) is pleased to announce that it has built ad creatives that have passed Google’s 3D validation tool and is now working with Google to launch a series of 3D ads for its clients. NexTech is directing its proprietary 3D asset creation technology, previously used for WebAR clients, to create content for Google’s new 3D ad platform positioning both companies to be at the forefront of the emerging 3D-AR market. Over the next 30 days the company will be working directly with Google to launch its first 3D “Swirl ads” ads.

As explained by Google:

“Swirl brings three-dimensional assets to display advertising on the mobile web, which can help educate consumers before making a purchase. They can directly zoom in and out, rotate a product, or play an animation.”

“We are excited to be working directly with Google on their new 3D ads platform which is the first step in bringing fully immersive AR ads to market expected to launch in 2020. Companies are looking for ways to rapidly transform 2D assets to 3D assets for advertising, eCommerce and training. With our state of the art 3D capture capabilities, NexTech is the first AR company to offer the industry’s first end-to-end solution for advertisers and brands from the creation of 3D assets, online 3D display ads, WebAR 3D product views, 3D shopping experiences, and ultimately leading to the purchasing of goods all in a frictionless and seamless 3D virtual environment. Our 3D-AR solutions work incredibly well with all major platforms and add tremendous value providing rich product experience to online shoppers who are craving more and more when making online purchasing decisions,” said Evan Gappelberg, CEO of NexTech.

Available through Google’s Display and Video 360 formats, “Swirl ads” will enable brands which have existing 3D assets to build them into their ad units. In this instance NexTech will be building the 3D assets to meet Google’s 3D display process which involves; creating the 3D asset, coming up with a creative, publishing in DV360 and then monitoring the campaign metrics.

The 3D models can then be spun, enlarged, and interacted with directly by the consumer within the ad itself. Split-testing by Sketchfab-branded 3D ads versus traditional static ads bears out just how dramatically engagement can improve, showing a 633% increase in sign-up conversions and a 376% increase in click-through rates.

Brands and retailers can implement NexTech’s 3D AR ads through a few simple lines of Web AR embed codes, providing the versatility to create interactive ads that are compatible with all major ad networks, including Google Ad Network and Doubleclick (DFP). Brands can publish 3D ads, which are cross-browser and cross-device capable, from the same assets utilized to create Web AR images with no additional work required, other than building the ad itself.

eMarketer forecasted last year that digital ads will account for 50% of total eCommerce ad spending by 2020, at more than $357 billion. NexTech, through its continued push for innovation, is well-positioned to grow alongside the largest ad platforms in the world.

NexTech’s 3D ads enable consumers to experience products for themselves while shopping online, from any angle and with rich, true rendering. Providing consumers the ability to fully review an item for size, shape, color and fit before purchasing online can ultimately lead to greater revenues and reduced returns for online retailers.

NexTech now offers innovative and engaging 3D AR advertising experiences, positioning the Company to quickly penetrate the rapidly growing 3D ads market.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The Company is pursuing three multi-billion dollar verticals in AR.

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ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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